FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 30 April 2021
Exhibit No. 2	Update on transfer of Ulster Bank Limited business dated 04 May 2021
Exhibit No. 3	Publication of Suppl.Prospcts dated 04 May 2021
Exhibit No. 4	Form 8.3 Disclosure dated 05 May 2021
Exhibit No. 5	Notice of Redemption dated 05 May 2021
Exhibit No. 6	Form 8.3 – Disclosure dated 06 May 2021
Exhibit No. 7	Director/PDMR Shareholding dated 06 May 2021
Exhibit No. 8	Form 8.3 Disclosure dated 07 May 2021
Exhibit No. 9	Form 8.3 – Disclosure dated 10 May 2021
Exhibit No. 10	NOTIFICATION OF MAJOR HOLDINGS dated 11 May 2021
Exhibit No. 11	Form 8.3 - Equiniti Group plc dated 12 May 2021
Exhibit No. 12	Director/PDMR Shareholding dated 13 May 2021
Exhibit No. 13	Form 8.3 - Equiniti Group plc dated 17 May 2021
Exhibit No. 14	Form 8.3 - Equiniti Group plc dated 19 May 2021
Exhibit No. 15	NatWest Group plc – Investor Spotlight dated 20 May 2021
Exhibit No. 16	Form 8.3 - Equiniti Group plc dated 25 May 2021
Exhibit No. 17	Form 8.3 - Equiniti Group plc dated 27 May 2021
Exhibit No. 18	Total Voting Rights dated 28 May 2021

Exhibit No. 1

30 April 2021

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR)
IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

NatWest Group plc (the Company) was notified on 29 April 2021 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on 28 April 2021 on behalf of the PDMR named below as a participant in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Katie Murray	Chief Financial Officer, NatWest Group plc	73	£2.0485

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier:
2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations

Alexander Holcroft

Head of Investor Relations

+44 20 7672 1758

NatWest Group
Media Relations
+44(0)131 523 4205

Exhibit No. 2

NatWest Group plc
4 May 2021

NatWest Group plc ("NatWest Group") announced on 12 November 2020 that it proposed to simplify the way it conducts business in Northern Ireland by transferring the major part of the banking business of Ulster Bank Limited ("Ulster Bank"), a legal entity incorporated and operating in Northern Ireland, to National Westminster Bank Plc ("NatWest Bank") under a banking business transfer scheme pursuant to Part VII of the Financial Services and Markets Act 2000 (the "Scheme"). NatWest Group is pleased to announce that the Scheme was effected on 3 May 2021.

Note: Ulster Bank Limited which operates in Northern Ireland is a separate and distinct legal entity from Ulster Bank Ireland Designated Activity Company which is incorporated in and provides banking services to individuals, companies and institutions in the Republic of Ireland.

For Further Information contact:

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Legal Entity Identifier
NatWest Group plc	2138005O9XJIJN4JPN90
Ulster Bank Limited	213800BZ9V4RRA2IRN26
National Westminster Bank Plc	213800IBT39XQ9C4CP71

Exhibit No. 3

NatWest Group plc
Publication of Supplementary Prospectus
The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to the NatWest Group plc £40,000,000,000 Euro Medium Term Note Programme, dated 4 May 2021.
To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5287X_1-2021-5-4.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44
(0) 7747 455 969

DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 4

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of  ~~offeror/~~ offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	04 May 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,307,073	1.17%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,307,073	1.17%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p Ordinary 1p Ordinary	Sale Sale	7,285 8,500	1.742 1.742

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~ NO

Date of disclosure:	05 May 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at
www.thetakeoverpanel.org.uk
..
LEI:
2138005O9XJIJN4JPN90

Exhibit No. 5

NatWest Group plc
05 May 2021

Notice of Redemption

NatWest Group plc (the "Issuer")

The Issuer has given notice to holders of the U.S.$350,000,000 Undated Floating Rate Primary Capital Notes (ISIN: GB0007547507 (the " Notes ")) of the upcoming redemption of the Notes on 30 June 2021. The amount of the Notes currently outstanding is $106,690,000.

Terms used but not defined herein shall have the meaning given to them in the notice of redemption. The Notes are being redeemed pursuant to Condition 4(a) ( Optional Repayment) of the Notes at par, together with interest accrued to but excluding the Redemption Date. The Issuer has notified the holders pursuant to the terms of the Notes.

To view the notice, please click on the link below.

http://www.rns-pdf.londonstockexchange.com/rns/6908X_1-2021-5-5.pdf

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0)7747 455969

MAR - Inside Information

This announcement contains information that qualified or may have qualified as inside information for NatWest Group plc, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018. This announcement is made by Alexander Holcroft, Head of Investor Relations for NatWest Group.

Legal Entity Identifiers
NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 6

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of  ~~offeror/~~ offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	05 May 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,289,573	1.17%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,289,573	1.17%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p Ordinary 1p Ordinary 1p Ordinary	Sale Sale Sale	11,500 3,000 3,000	1.748 1.750194 1.750195

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~ NO

Date of disclosure:	06 May 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at
www.thetakeoverpanel.org.uk
..
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 7

6 May 2021

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR)
IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

NatWest Group plc (the Company) announces that the PDMR set out below has aquired ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) through the reinvestment of the final dividend paid by the Company on 4 May on shares acquired under Company's Employee Share Ownership Plan:-

PDMR	Position of PDMR	No. of Shares purchased	Purchase price	Date of transaction
Robert Begbie	CEO, NatWest Markets Plc	50	£1.9319	4 May 2021

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 8

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of  ~~offeror/~~ offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	06 May 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,281,009	1.17%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,281,009	1.17%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p Ordinary	Sale	8,564	1.742

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~ NO

Date of disclosure:	07 May 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at  www.thetakeoverpanel.org.u.

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 9

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of  ~~offeror/~~ offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	07 May 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,275,509	1.16%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,275,509	1.16%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p Ordinary	Sale	5,500	1.722 GBP

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~ NO

Date of disclosure:	10 May 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 10

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of Her Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of Her Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		11 May 2021
6. Date on which issuer notified (DD/MM/YYYY):		11 May 2021
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	54.75%		54.75%	46,307,677,708
Position of previous notification (if applicable)	59.76%		59.76%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1 each GB00B7T77214	25,355,012,776	54.75%

SUBTOTAL 8. A	25,355,012,776	54.75%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
x
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury).

The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

The Commissioners of Her Majesty's Treasury	54.75%	54.75%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

The percentage of voting rights held, as shown on this form (54.75%), represents voting rights held in NatWest Group plc (NWG) following the sale by Her Majesty's Treasury of 580,000,000 ordinary shares of £1 each in NWG on 11 May 2021.  Settlement is due to take place on 13 May 2021.

Place of completion	London, England
Date of completion	11 May 2021
Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 11

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	11 May 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,273,059	1.16%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,273,059	1.16%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p Ordinary	Sale	2,450	1.736 GBP

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	12 May 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

 Exhibit No. 12

13 May 2021

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs)  IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

NatWest Group plc (the Company) announces that ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) were delivered to PDMRs on 12 May 2021, under the NatWest Group  2014 Employee Share Plan (the Plan)  as set out below.

The Shares delivered represent payment of a fixed share allowance (FSA) for the three month period ending 30 June 2021 and have been calculated using a Share price of £1.9720.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the  number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Robert Begbie	CEO, NatWest Markets	41,202	19,807	21,395
Helen Cook	Chief HR Officer	15,530	7,311	8,219
Peter Flavel	CEO, Wealth Businesses	28,543	13,436	15,107
Bruce Fletcher	Chief Risk Officer, NatWest Group	42,470	19,991	22,479
David Lindberg	CEO, Retail Banking	41,202	19,395	21,807
Andrew McLaughlin 1	CEO, RBS International	19,017	0	19,017
Simon McNamara	Chief Administrative Officer	41,202	19,807	21,395
Katie Murray	Chief Financial Officer	95,082	44,756	50,326
Alison Rose	Chief Executive Officer	139,453	65,642	73,811
John-Paul Thwaite	CEO, Commercial Banking	33,596	15,814	17,782
Jen Tippin	Chief Transformation Officer	52,295	24,616	27,679
1. The FSA was delivered when Andrew McLaughlin was resident in Jersey and therefore is taxable in Jersey only and not in the UK. No employer tax withholding is required under Jersey law. The Jersey income tax payable in respect of the vesting of the award will be paid by the PDMR directly to the Jersey tax authority.

The market price used to determine the number of  Shares withheld to  meet associated tax liabilities  was £1.8605.Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs in the Computershare Retained Share Nominee account and will be released in instalments over a three year period.

The above transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations

Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

 Exhibit No. 13

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of  ~~offeror/~~ offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	14 May 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,268,059	1.16%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,268,059	1.16%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)
1p Ordinary	Transfer out of shares from a discretionary holding	5,000	N/A

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~ NO

Date of disclosure:	17 May 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.

LEI: 2138005O9XJIJN4JPN90

 Exhibit No. 14

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	18 May 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,274,059	1.16%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,274,059	1.16%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p Ordinary	Purchase	6,000	1.724 GBP

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	19 May 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 15

20 May 2021

NatWest Group plc - Commercial Banking & NatWest Markets Investor Spotlight

NatWest Group will be hosting an investor spotlight on the Commercial Banking and NatWest Markets franchises on Thursday 20th May at 2pm. A live zoom presentation and slides will be available on our website www.natwestgroup.com/presentations.

For further information:
Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

LEI: 2138005O9XJIJN4JPN90

 Exhibit No. 16

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	24 May 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,272,759	1.16%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,272,759	1.16%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p Ordinary	Sale	1,300	1.714 GBP

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	25 May 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

 Exhibit No. 17

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	26 May 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,267,759	1.16%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,267,759	1.16%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)
1p Ordinary	Transfer out of shares from a discretionary holding	5,000	N/A

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	27 May 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 18

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 28 May 2021.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			28 May 2021
Ordinary Shares of £1	11,576,722,998	4	46,306,891,992
Ordinary Shares of £1 held in treasury	199,296,429	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,776,919,427		46,310,491,992

Shareholders may use the above figure (46,310,491,992) for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 28 May 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary